NovaWest Resources Inc.

RECEIVED
2007 DEC 18 A 10:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07028698

News Release

For Immediate Release

RADIOMETRIC AIRBORNE COMMENCED CENTER URANIUM PROJECT - QUEBEC

Vancouver, BC - Friday, December 10th 2007, 12:30p.m. PDT

SUPPL

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), is pleased to announce that the Company has commenced a 1400 line kilometer Radiometric/Mag/EM Airborne Survey over its 265 claim. 31,088 acres (12,500 hectares) Centre Uranium Property The property is situated in the Chibougamau mining camp, Quebec. Novawest's geological team will couple the data from this survey with its pending assay results and utilize the information to outline its next phase of exploration on the project. Assay results and analysis from 40 samples are currently pending.

Novawest invites the public to visit its website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

PROCESSED
DEC 28 2007
THOMSON FINANCIAL

"Patrick D. O'Brien"
Patrick D. O'Brien – President

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

Suite 1600, The Bower Building, 543 Granville Street, *Vancouver, British Columbia* Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • *www.novawest.com* • novawest@novawest.com

Dec 12/19

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*** ACTIVITY REPORT ***
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ST. TIME	CONNECTION TEL	CONNECTION ID	NO.	MODE		PGS.	RESULT	
*12/05 09:11	12504264109		2096	TRANSMIT	ECM	2	OK	00'23
*12/05 11:09	6046695791		8210	AUTO RX	ECM	10	OK	01'12
*12/05 23:42	1		8211	AUTO RX	ECM	1	OK	00'26
*12/06 09:51	604 689 8144		8212	AUTO RX	G3	3	OK	02'02
*12/06 13:09	1		8213	AUTO RX	ECM	2	OK	00'44
*12/06 13:12	12124383674		2097	TRANSMIT	ECM	1	OK	01'20
*12/06 13:20	1 604 687 2304		8214	AUTO RX	ECM	2	OK	00'55
*12/06 13:51	14186439297		2098	TRANSMIT	ECM	1	OK	00'21
*12/06 13:52	14186439297		2099	TRANSMIT	ECM	1	OK	00'23
*12/07 08:31	14186439297		2100	TRANSMIT	ECM	3	OK	00'38
*12/07 10:22	14186439297		2101	TRANSMIT	ECM	4	OK	00'48
*12/07 10:45	604 844 7502	TSX VENT LISTING	8215	AUTO RX	ECM	2	OK	00'26
*12/07 11:31	818 643 9297		8216	AUTO RX	ECM	3	OK	00'55
*12/07 11:43	6046694426		2102	TRANSMIT	ECM	3	OK	01'12
*12/07 12:42	1 604 687 2304		8217	AUTO RX	ECM	2	OK	01'01
*12/07 13:00	1		8218	AUTO RX	ECM	2	OK	00'52
*12/07 14:44	12124383674		2103	TRANSMIT	ECM	2	OK	01'59
*12/10 10:39	6044435401	GSC MAIN	2104	TRANSMIT	ECM	2	OK	00'41
*12/10 12:46	1		8219	AUTO RX	ECM	1	OK	00'32
*12/10 12:47	12124383674		2105	TRANSMIT	ECM	1	OK	01'18

END